Timothy P. Scanlan
Mestek, Inc.
413-564-5849

July 18, 2005

VIA EDGAR TRANSMISSION

Ms. Jennifer Hardy
Legal Branch Chief
Division Of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop: 0304

      Re: Mestek, Inc.
              Preliminary Information Statement on Schedule 14C
              Filed June 23, 2005
              File No. 001-00448

Dear Ms. Hardy:

        On behalf of Mestek, Inc., a Pennsylvania corporation (“Mestek”) and Omega Flex, Inc., a Pennsylvania corporation (the “Registrant” or “Omega”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) pursuant to Rules 101(a)(i) and (iii) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System, and Section 6 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”) Mestek’s revised preliminary information statement (the “Information Statement”) relating to the distribution of its shares of Omega to its stockholders, as described therein.

        We are providing you with responses to the comments received from the Commission’s Staff (the “Staff”) by letter dated July 5, 2005 (the “Comment Letter”), with respect to Mestek’s Information Statement. For the Staff’s convenience, the Staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and Mestek’s responses have been set forth below in italics. The Information Statement reflects Mestek’s responses to the Comment Letter. For the further convenience of the Staff, to the extent there have occurred pagination changes with respect to certain text contained in the Information Statement filed with the Commission on June 23, 2005, we have indicated the new page numbers on which the beginning of such revised text now appears in the Information Statement. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

        Courtesy copies of this letter and of the Information Statement are being concurrently provided via Federal Express overnight delivery directly to the attention of Ms. Jennifer Hardy and Mr. Andrew Schoeffler.

         Preliminary Information Statement on Schedule 14C

Cover Page of Schedule 14C

1.     We reviewed your response to comment 4 of our letter dated May 25, 2005. It does not appear that you have revised your cover page to reflect the information disclosed in your response. Please revise accordingly.

Pursuant to the Staff’s request, Mestek has revised the cover page to reflect the information previously set forth in our response to comment 4 of your letter dated May 25, 2005.

Summary

2.     We note your response to prior comment 11. Please revise your disclosure to briefly specify the measure(s) upon which you base your statement that you are a leading manufacture of flexible metal hose.

Pursuant to the Staff’s request, Mestek has updated the relevant sections of the Information Statement on pages 1 and 49 to specify the measures upon which we base our statement that we are a leading manufacuter of flexible metal hose.

Unaudited Pro Forma Financial Statements

3.     Please correct the following typographical errors:

o	On page 36, please align the adjustment of ($l,732) to intercompany receivable from parent under the adjustment column, instead of the historical column.

o	On page 36, please change the reference to the adjustment of $1,716 to paid in capital to (3), instead of (l).

o	In the introductory paragraph on page 37, please revise your disclosures to indicate that your pro forma balance sheet gives effect to the spin-off as if it occurred on March 31, 2005.

We have corrected the typographical errors on pages 36 and 37.

4.     We have reviewed your response to comment 28 of our letter dated May 25, 2005. In the disclosures to income statement adjustment (4), please clarify the purpose of the pro forma adjustment of 1,110 shares to basic weighted average shares outstanding. It appears that this adjustment reflects the assumption that the President and Senior Vice President exercised their options on January 1, 2004.

Pursuant to the Staff’s request, we have clarified the disclosure on page 33 to indicate that the purpose of the pro forma adjustment to basic weighted average shares outstanding was to adjust the historical basic weighted average shares, which reflect the exercise of Omega Flex incentive stock options by Kevin Hoben, President, and Mark Albino, Senior Vice President, on October 12, 2004, to the pro forma basic weighted average shares, which reflect the hypothetical exercise of these options on January 1, 2004. The historical diluted weighted average shares outstanding reflect the hypothetical exercise of these options as of January 1, 2004.

Unrelated to this matter, we have corrected the total number of outstanding shares from 10,151,794 to 10,153,633 which has resulted in small adjustments to the basic and diluted weighted average share figures in the pro forma and historical columns. As a result, adjustment (4) has now changed from 1,110 to 1,120.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

5.     We reviewed your response to comments 34 and 36 of our letter dated May 25, 2005. It does not appear that your non-GAAP financial measure complies with the requirements of Item 10(e) of Regulation S-K. as you are excluding certain items that appear to be recurring. Please revise accordingly. In preparing your response, please see Question 8 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” which is available on our website at www.sec.gov.

Both of the non-GAAP financial measures used in the MD&A portion of the Form 10, “Core Operating Earnings” and “Adjusted EBITDA”, do in fact exclude a “recurring item,” Stock Based Compensation. The reason for this is that this particular recurring item will disappear as and when the distribution occurs by agreement between Omega. and its management shareholders, Kevin Hoben and Mark Albino. Specifically, as disclosed in Notes 12 and 14 to the historical financial statements, and in the explanation to balance sheet adjustment (3) to the pro forma financial statements, the shareholder ‘put’ rights held by the management shareholders pursuant to the Shareholder Agreement between the parties dated July 1, 1996,and which are the basis for the Stock Based Compensation charges, will be eliminated coincident with the termination of the Shareholder Agreement. The termination of the Shareholder Agreement and the ‘put’ right will occur immediately prior to the effective date of the distribution date and will effectively revere the above historical charges and eliminate any such charges in the future.

We would also note that the answer to Question 8 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” found at the SEC website at www.sec.gov and cited by the Staff, supports our use of the above non-GAAP financial measures. The answer reads in part, “[whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends upon all of the facts and circumstances]. Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near term finite period.” [Emphasis added.] We believe the exclusion of the “recurring item” is appropriate in this particular case given the facts noted above.

Our Management

Committees of the Board of Directors

6.     Please identify the members of each committee of the board of directors.

Pursuant to the Staff’s request, Mestek has revised the Information Statement on page 63 to identify the members of each committee of the Registrant’s board of directors.

Report of Independent Registered Public Accounting Firm, page F-1

7.     Please include a report from your auditors that:

o	Excludes the preamble regarding the stock split, as it appears that you completed your stock split on June 23, 2005.

o	Includes the dual-date for notes 1 and 14, given that the stock split has now been completed.

o	Includes, in the second paragraph, the statement “The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.” See Center for Public Company Audit Finns Alert #46, dated March 22, 2005.

A revised report from our auditors has been filed on page F-1 to reflect the Staff’s request.

Draft Tax Opinion

8.     We note counsel’s opinion here and in the information statement that neither Mestek nor its security holders should recognize any gain or loss as a result of the spin-off Since counsel is providing a “should” opinion instead of a “will” opinion, counsel must (i) explain why it cannot give a will opinion, (ii) describe the degree of uncertainty in its opinion and (iii) provide risk factor and other appropriate disclosure in the “U.S. Federal Income Tax Consequences” section setting forth the risks to investors from obtaining a “should” opinion.

Mestek advises the Staff that counsel has revised its legal opinion to state that neither Mestek nor its security holders “will” recognize any gain or loss as a result of the spin-off. Mestek is supplementally providing the Staff with a revised copy of the tax opinion. In addition, we have revised the disclosure on pages 24 and 25 to change the description of the opinion from “should” to “will.”

9.     We reference your statements in the last and next to last paragraphs that you assume no obligation to update the opinion and that the opinion is as of the date hereof. Please note that either the opinion must be dated as of the date of effectiveness or you must delete these sentences.

Mestek advises the Staff that counsel’s legal opinion shall be dated the date of effectiveness.

10.     Please delete the information set forth in the third clause of the last paragraph since security holders must be entitled to rely on the opinion.

Mestek advises the Staff that counsel has revised its legal opinion to delete the information set forth in the third clause of the last paragraph.

        Mestek and Omega each hereby acknowledge that (i) Mestek and Omega are responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) neither Mestek nor Omega may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Should any member of the Staff have any questions or comments concerning this filing or the enclosed materials transmitted herewith, or desire any further information or clarification in respect of the Information Statement please do not hesitate to contact the undersigned at the number indicated on the first page of this letter.

Sincerely, Mestek, Inc. BY: /S/ Timothy P. Scanlan —————————————— Timothy P. Scanlan Associate General Counsel

CC:	John E. Reed Kevin R. Hoben Michael L. Pflaum, Esq.